UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

NEWS RELEASE

Portage to Acquire SalvaRx Limited

Toronto, Ontario, August 14, 2018 (PBT.U: CSE; PTGEF: OTC Markets) Portage Biotech Inc. ("Portage" or the "Company") wishes to announce that, subject to regulatory and shareholder consent, it has reached a definitive agreement to acquire 100% of SalvaRx Limited (the "Transaction"). The vendors are SalvaRx Group plc (SALV:LSE), (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%) (collectively, the "Vendors"). Under the terms of a Sale and Purchase Agreement dated August 13, 2018, the Company has agreed to issue 805,070,067 common shares (the "Consideration Shares") at a deemed price of approximately US$0.089 per share to the Vendors for an aggregate acquisition cost of US$ 71.70 Million. Immediately after closing, SalvaRx Group plc will distribute approximately 87% of the Consideration Shares to its shareholders by way of a dividend in kind.

Declan Doogan, C.E.O. of Portage, remarked, "Since we completed the distribution of Biohaven shares, we have been looking for other exciting undervalued opportunities with near term inflection points. The acquisition of SalvaRx Limited represents the next evolution of Portage as we acquire interest in 10 products in the exciting area of immuno-oncology led by a top class team. Portage is now poised to advance several products to clinical proof of concept and hopefully take advantage of strong capital markets and increased levels of pharma mergers and acquisitions to bring yet more returns to our shareholders."

The Transaction constitutes a reverse takeover under Canadian securities legislation as the number of shares to be issued exceeds 100% of the current issued and outstanding capital of the Company. As the Vendors are all related parties of the Company, the Transaction is subject to the requirements of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions ("MI 61-101") As a consequence, the Transaction requires minority shareholder approval. The Transaction also represents a fundamental change under CSE Policy 8 and, as such, trading in the common shares of Portage will remain halted pending CSE review and approval of the resulting issuer.

Although the Transaction is exempt from the formal valuation requirements of MI 61-101 pursuant to section 5.5(a) (Issuer not Listed on Specified Markets), Steven Mintz, the sole independent director of Portage, has been able to review a 3rd party valuation (the "Valuation") of SalvaRx Limited, which was commissioned by the Company and SalvaRx Group plc to assist him in his review. The Valuation, prepared by PharmaVentures Ltd. of Oxford, dated July 23, 2018, provided Mr. Mintz with, amongst other things, a discussion of various methodologies to value SalvaRx Limited as well as a range of possible values. Mr. Mintz also undertook a series of other independent investigations to ensure that the Transaction would be fair to minority shareholders of Portage.

Further details of the Transaction (including the valuation process undertaken by Portage) and other matters requiring shareholder approval will be provided in a management information circular to be issued in connection with an upcoming annual and special meeting of the Company’s shareholders. The Portage shareholder circular is required to be reviewed by the CSE and therefore the transaction timetable, including the timing of the 2018 AGM, cannot yet be confirmed. SalvaRx Group plc is also required to seek approval of its shareholders to the Transaction. On completion of the CSE review, the Company and SalvaRx Group plc will publish their respective shareholder circulars and a further announcement will be made.

About the Vendors and SalvaRx Limited

The Vendor, SalvaRx Group plc, which holds approximately 94.2% of SalvaRx Limited, is an Isle of Man company whose ordinary shares are listed on the AIM market of the London Stock Exchange under the symbol "SALV". The minority vendors, James Mellon and Gregory Bailey (holding approximately 5.8% of SalvaRx Limited), are directors of both the Company and SalvaRx Group plc and collectively hold approximately 40% of the issued share capital of the Company and 73% of the issued share capital of SalvaRx Group plc.

SalvaRx Limited (“SalvaRx”) was founded in 2014 to develop therapies within the rapidly growing immuno-oncology market, which uses treatments designed to boost the body's natural defences to fight the cancer. Immuno-oncology therapy is a fast growing and new therapeutic area, a market expected to grow to $80 billion worldwide by 2020 (Global & USA Cancer Immunotherapy Market Analysis 2020).

SalvaRx’s strategy is to invest in a portfolio of companies involved in novel cancer immunotherapies and develop them up to clinical proof of concept. SalvaRx provides portfolio companies with operational support in addition to capital, either by managing its portfolio companies directly or augmenting an existing team. SalvaRx’s management team have a proven track record of discovering and commercialising drugs in the area of cancer immunotherapy with Bristol-Myers Squibb and Johnson & Johnson. The team is supported by an extended network of senior academic and industry executives to promote commercial and scientific outcomes, including licensing and partnering discussions. Further information on SalvaRx and SalvaRx Group plc may be found on the corporate website: https://www.salvarx.io/

SalvaRx Limited has utilized shared resources at the parent level to identify, build, and operate five companies (see below).

(i)

iOx Therapeutics Ltd.

SalvaRx holds a 60.49% interest in iOx Therapeutics Ltd. ("iOx"). Other stakeholders include Oxford niversity. iOx’s strategy is to develop a new type of immunotherapy against cancer, originally discovered through a partnership between the Ludwig Institute and Professor Cerundolo, director of the MRC Human Immunology Unit and head of the Department of Investigative Medicine at the University of Oxford.

(ii)

Nekonal Oncology Limited

Nekonal Oncology Limited is a joint venture company between SalvaRx and Nekonal SARL of Luxembourg focussed on the development of first-in-class antibodies against a novel T-cell based target having potential for use as a monotherapy and combination therapy for solid and haematological malignancies.

(iii)

Rift Biotherapeutics Inc.

SalvaRx owns 34.99% of Rift Biotherapeutics Inc. ("Rift"), an early stage research and development Delaware company founded to discover and develop first-in-class antibodies implicated in the inflammatory tumour and tumour infiltrating immune cells microenvironment. Rift recently won the Boehringer Ingelheim Innovation prize, entitling it to expanded lab space at BioLabs San Diego, a Southern California based incubator for biotech start-ups. SalvaRx has an option to acquire additional equity in Rift.

(iv)

Saugatuck Therapeutics, Ltd

Saugatuck Therapeutics, Ltd. ("Saugatuck") is a joint venture with Immunova, LLC, a private, Delaware-domiciled biotechnology company focused on use of nanolipogel (NLG) technology. Saugatuck holds an exclusive licence from Yale University via Immunova for use of the NLG platform for delivering DNA aptamers and certain aptamer-based combination products.

(v)

Intensity Therapeutics Inc.

SalvaRx holds a 9.2% interest in Intensity Therapeutics Inc. ("Intensity") through a US$2 million investment. US-based Intensity is a private biotechnology company pioneering a new approach to treating solid tumours. Intensity’s platform, DfuseRx SM, identifies novel formulations that can be comprised of currently approved and effective cytotoxic or other anti-cancer agents for direct injection into solid tumours. The Intensity products not only directly kill tumour cells, but also improve the presentation of tumour antigen to the immune system. Intensity’s lead product, INT230-6, shows strong efficacy in preclinical models against the primary injected tumour without the devastating systemic exposure normally associated with cytotoxic compounds. Moreover, this lead compound can stimulate a potent systemic immune response that affects distal tumours.

Share Consolidation and Name Change

The Company will also be seeking shareholder approval to a consolidation of its common shares up to a ratio of 120:1 with the final exchange ratio and implementation date to be determined at the discretion of the directors of the Company. As required under the CSE rules, a name change will accompany such consolidation if, as and when effected. The Company is seeking approval at this time to allow it flexibility to implement these corporate changes as business circumstances dictate (such as a financing or senior exchange listing). Further particulars will be contained in the meeting materials to be distributed to shareholders.

For further information, please contact:

Kam Shah, CFO

Tel: (416) 929-1806

ks@portagebiotech.com

Neither CSE nor its Market Regulator (as the term is defined in the policies of CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward looking statements concerning future operations of Portage Biotech Inc. (the "Company"). All forward looking statements concerning the Company’s future plans and operations, including management’s assessment of the Company’s expectations or beliefs may be subject to certain assumptions, risks and uncertainties beyond the Company’s control. Investors are cautioned that any such statements are not guarantees of future performance and that actual performance and financial results may differ materially from any estimates and projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August14, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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